Exhibit 30 (D)(V)

Estate Preservation Agreement

This agreement is a part of the policy to which it is attached; it is subject to all the terms and conditions of the policy. This agreement is effective as of the original policy date shown on the policy data pages.

What does this agreement provide?

This agreement provides an additional amount of insurance for four years, measured from the original policy date. This insurance is payable at the second death.

What is the amount of the additional insurance?

The amount of the additional insurance is equal to the percentage shown on the policy data pages multiplied by the face amount of the policy.

When will the additional insurance be payable?

At the second death, we will pay the additional insurance to the beneficiary of this policy, if the second death occurs within the first four policy years.

Does the additional insurance provide cash value or loan value?

No. The additional insurance provided by this agreement does not provide any cash value nor any loan value.

Can you renew or convert the additional insurance provided by this agreement?

No. The additional insurance provided by this agreement may not be renewed or converted.

Can you reinstate this agreement?

Yes. This agreement may be reinstated if the policy to which it is attached is reinstated. All the requirements for policy reinstatement must first be met.

Is there a cost for this agreement?

No. There is no premium nor policy charge required for this agreement.

When will this agreement terminate?

This agreement will terminate on the earliest of:

(1)	the date this policy is surrendered or terminates; or

(2)	the date we receive your written request to cancel this agreement; or

(3)	the death of the second insured; or

(4)	the termination date for this agreement shown on page 1.

Secretary	President

ICC08-943 Estate Preservation Agreement	Minnesota Life Insurance Company